Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13-D
(Rule 13d-101)
information to be included in statements filed pursuant to
rule 13d-1(a) and amendments thereto filed pursuant to rule 13d-2(a)
(amendment No. 15)
CONTINUCARE CORPORATION

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
212172100

(CUSIP Number)
Steven D. Rubin, Esq.
4400 Biscayne Blvd.
Miami, Florida 33137
(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	212172100	Page	2	of	10

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		565,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,590,917(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		565,000

WITH	10	SHARED DISPOSITIVE POWER

25,590,917(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,155,917(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 24,771,604 shares of Common Stock held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee, and also includes 819,313 shares of Common Stock held by Frost Nevada Investments Trust, of which the Reporting Person is the trustee.

CUSIP No.	212172100	Page	3	of	10

1	NAMES OF REPORTING PERSONS FROST GAMMA INVESTMENTS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,771,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,771,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,771,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	212172100	Page	4	of	10

1	NAMES OF REPORTING PERSONS FROST NEVADA INVESTMENTS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		819,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		819,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	819,313

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	212172100	Page	5	of	10
Item 1. Security and Issuer.
This is Amendment No. 15 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”), and Frost Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Continucare Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.
Item 4. Purpose of Transaction.
Item 4 is amended to add the following:
This Amendment No. 15 is being filed to describe a voting agreement entered into by the Reporting Persons and Metropolitan Health Networks, Inc. (“Parent”) and to increase the number of shares underlying exercisable options held by Dr. Frost.
On June 26, 2011, the Reporting Persons entered into a voting agreement with Parent (the “Voting Agreement”). On June 26, 2011, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Parent, Cab Merger Sub, Inc., a Florida corporation and a direct wholly owned subsidiary of Parent (“Merger Subsidiary”), pursuant to which Merger Subsidiary will be merged with and into the Issuer, and the Issuer will continue as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of the Issuer’s common stock outstanding immediately prior to the effective time (other than shares owned by the Issuer, Metropolitan, or shareholders who have properly demanded and perfected appraisal rights under Florida law) will be converted into the right to receive $6.25 in cash, without interest, and 0.0414 of a share of Metropolitan common stock (the “Merger Consideration”). No fractional shares of Metropolitan common stock will be issued in the Merger, and the Issuer’s stockholders will receive cash in lieu of fractional shares, if any, of Metropolitan common stock. If the Merger is completed, the Issuer’s common stock will no longer be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended, and the Issuer will no longer file periodic reports with the Securities and Exchange Commission.
Pursuant to the Voting Agreement, the Reporting Persons agreed that, during the period commencing on the date of the Voting Agreement and continuing until the first to occur of (a) the effective time of the Merger or (b) termination of the Voting Agreement in accordance with its terms, at any meeting of the holders of Issuer common stock, however called, at which the holders of the Issuer common stock are asked to vote upon a proposal to adopt the Merger Agreement and to approve the Merger or any other of the transactions that are the subject of the Merger Agreement. The Reporting Persons will appear at the meeting or otherwise cause the Subject Shares, as defined below, to be counted as present for purposes of establishing a quorum and vote (or cause to be voted) all of the Subject Shares: (i) in favor of and to adopt the Merger Agreement and approve the Merger and/or the other transactions contemplated by the Merger Agreement; and (ii) except as otherwise agreed to in writing in advance by Parent in its sole discretion, against the following (other than the Merger and the transactions contemplated the Merger Agreement): (A) any Acquisition Proposal, as defined below, (B) any change in a majority of the persons who constitute the board of directors of the Issuer, (C) any action or agreement that would result in a breach of any covenant, representation or warranty or any obligation or agreement of the Issuer under the Merger Agreement or the Voting Agreement, or (D) any action which could reasonably be expected, to materially impede, materially interfere with, materially delay, materially postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.
Pursuant to the Voting Agreement, the Reporting Persons have agreed to, among other things and subject to certain limitations, immediately cease any discussions, activities or negotiations with any other person or persons that may be ongoing with respect to any Acquisition Proposal.

CUSIP No.	212172100	Page	6	of	10
The Reporting Persons further agreed that it and its representatives will not (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) directly or indirectly participate in any discussions or negotiations with, furnish any information relating to the Issuer or any of its subsidiaries or afford access to the business, properties, books, records, data or confidential information of the Issuer or any of its subsidiaries to any third party that is seeking to make, or has made an Acquisition Proposal, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, an Acquisition Proposal, or (iv) agree or publicly propose to do any of the foregoing. The Reporting Persons further agreed that it will promptly notify Parent (but in no event later than forty-eight hours) after receipt by such Reporting Persons (or any of its representatives) of any Acquisition Proposal, any inquiry that could be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Issuer or its subsidiaries by any third party that to the knowledge of the Reporting Persons may be considering making, or has made an Acquisition Proposal, which notice shall be provided in writing and shall identify the person making, and the terms and conditions of, any such Acquisition Proposal, inquiry or request (including any material changes thereto and copies of any written materials received from such third party or its representatives in connection therewith).
Furthermore, the Reporting Persons agreed not to, directly or indirectly, (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Subject Shares or any interest therein; (ii) grant any proxy, grant any power of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares except as provided in the Voting Agreement which would have the effect of preventing or disabling such Reporting Persons from performing its obligations under the Voting Agreement; (iii) take any other action that would make any representation or warranty of such Reporting Persons contained therein untrue or incorrect in any material respect or have the effect of preventing or disabling such Reporting Persons from performing its obligations under the Voting Agreement; (iv) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote, or to seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer (including by making publicly known such Reporting Persons’ position on any matter presented to the shareholders), other than to recommend that shareholders of the Issuer vote in favor of the Merger and the Merger Agreement; (v) submit to the Issuer any stockholder proposal under Rule 14a-8 under the Exchange Act; (vi) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Issuer or its securities or assets; (vii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the foregoing; (viii) seek to have Section 4 of the Voting Agreement (regarding transfer and other restrictions) amended in any way which may be reasonably likely to require, involve or trigger public disclosure of such request pursuant to applicable law, or to have any provision of Section 4 of the Voting Agreement amended, modified or waived; or (ix) otherwise take, directly or indirectly, any actions with the purpose of avoiding or circumventing any provision of Section 4 of the Voting Agreement or which could reasonably be expected to have the effect of preventing, materially impeding, materially interfering with or materially adversely affecting the consummation of the transactions contemplated by the Merger Agreement.
As used herein, an “Acquisition Proposal” means (a) any inquiry, proposal or offer (including any proposal to the Issuer’s shareholders) from any person or group relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Issuer and its subsidiaries or 15% or more of any class of equity securities of the Issuer or any of its subsidiaries in a single transaction or a series of related transactions, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of any class of equity securities of the Issuer or any of its subsidiaries or the filing with the Securities and Exchange Commission of a Schedule TO, a Schedule 13E-3 or a registration statement under the Securities Act in connection therewith, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries that if consummated would result in any person or group becoming the beneficial owner of 15% or more of any class of equity securities of the Issuer or any of its subsidiaries, or (b) any public announcement by or on behalf of the Issuer, any of its subsidiaries or any of their respective affiliates (or any of their respective representatives) of a proposal or plan by the Issuer or any of its subsidiaries or any of their respective affiliates or representatives, to do any of the foregoing or any agreement to engage in any of the foregoing, in each case other than the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, an inquiry, proposal or offer relating to any portion of the equity interest of Premier Sleep Services, LLC not owned by the Issuer or its subsidiaries shall not be deemed to be an Acquisition Proposal.

CUSIP No.	212172100	Page	7	of	10
As used herein, “Subject Shares” means the shares of the Issuer’s common stock held by each of the Reporting Persons and any other shares of capital stock of the Issuer acquired by such Reporting Persons after the date of the Voting Agreement and during the term of the Voting Agreement, including any shares issued upon the exercise of any warrants or options, the conversion of any convertible securities or otherwise.
The foregoing descriptions of the Voting Agreement and the Merger Agreement are summaries only and are qualified in their entirety by reference to the full text of each of the Voting Agreement attached as Exhibit 2 hereto and incorporated by reference and the Merger Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 27, 2011.
On February 24, 2011, the Issuer awarded Dr. Frost 25,000 options to purchase shares of Common Stock of the Issuer, exercisable immediately and expiring on February 24, 2021. The exercise price for each share is $5.23.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned		Percentage Class (1)

Phillip Frost, M.D.	26,155,917	(2)	43.0%

Frost Gamma Investments Trust	24,771,604	(3)	40.9%

Frost Nevada Investments Trust	819,313	(4)	1.4%

(1)	Based on 60,638,266 shares of the Issuer’s Common Stock outstanding as of June 24, 2011, and assumes the conversion by Dr. Frost of 165,000 stock options to purchase shares of the Issuer’s Common Stock currently exercisable or which may become exercisable in the next sixty days.

(2)	Includes 24,771,604 shares of the Issuer’s Common Stock held by Frost Gamma Investments Trust and 819,313 shares of the Issuer’s Common Stock held by Frost Nevada Investments Trust. See footnotes 3 and 4 below for a description of Dr. Frost’s relationship with Frost Gamma Investments Trust and Frost Nevada Investments Trust.

(3)	These securities are held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(4)	These securities are held by the Nevada Trust, of which Dr. Frost is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.
On February 24, 2011, the Issuer awarded Dr. Frost 25,000 options to purchase shares of Common Stock of the Issuer, exercisable immediately and expiring on February 24, 2021. The exercise price for each share is $5.23.
Except as described herein or in the Original Schedule 13D, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities.
Item 6 is hereby amended to add the following:
On June 26, 2011, the Reporting Persons and the Issuer entered into the Voting Agreement defined and described in Item 4 above and attached as Exhibit 2 hereto.

CUSIP No.	212172100	Page	8	of	10
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:

Exhibit 1.	Joint Filing Agreement

Exhibit 2.	Voting Agreement dated as of June 26, 2011 by and between Metropolitan Health Networks, Inc. and Phillip Frost, M.D., Frost Nevada Investments Trust and Frost Gamma Investments Trust.

CUSIP No.	212172100	Page	9	of	10
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2011	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: June 28, 2011	FROST NEVADA INVESTMENTS TRUST
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

Dated: June 28, 2011	FROST GAMMA INVESTMENTS TRUST
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee